SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________

Commission file number 1-892

A.	Full title and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan

The Report of Independent Registered Public Accounting Firms; Statements of Assets Available for Benefits as of December 31, 2003 and 2002 and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2003.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES

June 28, 2004	/s/ Kevin P. Heslin

Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Goodrich Corporation Savings Plan for Rohr Employees,
December 31, 2003 and 2002, and year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Savings Plan for Rohr Employees

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Goodrich Corporation

Benefit Design and Administration
   Committee

We have audited the accompanying statements of assets available for benefits of Goodrich Corporation Savings Plan for Rohr Employees as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 24, 2004

Goodrich Corporation Savings Plan for Rohr Employees

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value (Note 3)	$59,740,468	$47,939,247
Contributions receivable:
Goodrich Corporation	—	52,000

Assets available for benefits	$59,740,468	$47,991,247

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Interest	$457,527
Dividends	458,541
Net realized and unrealized appreciation in aggregate fair value of investments (Note 3)	7,772,318

8,688,386
Contributions from:
Participants	4,581,737
Goodrich Corporation	1,505,987

6,087,724

Total additions	14,776,110
Deductions
Withdrawals, terminations and benefit payments	4,127,284
Administrative expenses (Note 1)	20,793

Total deductions	4,148,077
Trust to trust transfers, net (Note 1):
Goodrich Corporation Employees Savings Plan	1,121,188

Total trust to trust transfers	1,121,188

Net increase	11,749,221
Assets available for benefits at beginning of period	47,991,247

Assets available for benefits at end of period	$59,740,468

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements

December 31, 2003 and 2002 and year ended December 31, 2003

1. Description of the Plan

The following description of Goodrich Corporation Savings Plan for Rohr Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pretax and post-tax basis with the assistance of Rohr, Inc. (the “Company”), which was acquired by Goodrich Corporation (“Goodrich”), formerly The B.F. Goodrich Company, and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including a Goodrich stock fund, which shall be held for their benefit in the Plan.

During 2003, trust to trust transfers of assets into the Plan totaled $1,121,188 in assets from the Goodrich Corporation Employees Savings Plan. This transfer of assets into the Plan was due to an initiative to consolidate Rohr employees’ assets into one plan.

Participation in the Plan

The Plan generally covers employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.

Contributions

Participants may make pretax or after-tax contributions up to 17% of their qualified gross pay, as defined in the Plan document. Maximum employee contributions (which are limited by Internal Revenue Service regulations) were $12,000 for 2003. Goodrich contributes to each participating employee’s account an amount equal to 75% of the first 4% of pretax employee contributions.

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting Provisions

Participants vest 20% in Goodrich’s contributions for each year in which they work at least 1,000 hours.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Goodrich’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses. Participants age 50 or older as well as participants who have returned from active military service can also contribute pre-tax “catch-up” contributions to the Plan.

Withdrawals

Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or termination for other reasons. Participants separating from service have the option of deferring distribution of the vested value of his or her account until age 70-1/2. Participants may elect to have Employer Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.

A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the investments held in the participant’s account attributable to the participant’s post-tax and rollover contributions, and the value of the investments attributable to that portion of Goodrich’s contributions that has become vested.

A participant may make an in-service withdrawal of his or her pretax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan.

Forfeiture of Interest

Upon a participant’s separation from service, the portion of investments attributable to contributions made by Goodrich which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by Goodrich. If the Plan is terminated, any forfeited amounts not yet applied against Goodrich contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

Participant Loans

Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate of 2.80% and 4.25% at December 31, 2003 and 2002, respectively. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate of 5.55% and 4.25% at December 31, 2003 and 2002, respectively. Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Plan Termination

The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company reserves the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant’s account (including that portion of the account attributable to Goodrich’s contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Employer Stock Fund is a unitized fund comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the market value of the common stock and the short-term cash investments. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s assets.

	December 31,	December 31,
	2003	2002
Fidelity Growth and Income Portfolio, 477,737 and 487,583 shares, respectively	$17,021,774	$14,778,636
Fidelity Magellan Fund, 56,413 and 49,872 shares, respectively	5,513,794	3,937,890
Fidelity Short-Term Bond Portfolio, 920,538 and 966,741 shares, respectively	8,321,660	8,691,004
Fidelity Retirement Money Market Portfolio, 6,752,067 and 6,817,858 shares, respectively	6,752,067	6,817,858

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,772,318 as follows:

Mutual Funds	$6,814,918
Employer Stock Fund	957,400

$7,772,318

The Plan’s investment funds include the EnPro Stock Fund, which holds shares of EnPro Industries, Inc. common stock that were received in May 2002 in connection with the spin-off of Goodrich’s Engineered Industrial Products segment. At the time of the spin-off, the Plan advised participants that the EnPro Stock Fund would no longer exist as an investment option in the Plan effective January 1, 2005. Shares of EnPro common stock held in the EnPro Stock Fund at January 1, 2005 will be liquidated and the final balance invested in another investment option as determined by Goodrich.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Goodrich pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest.

6. Number of Participants (unaudited)

At December 31, 2003, there were approximately 1,350 participants with account balances in the Plan.

Supplemental Schedule

Goodrich Corporation Savings Plan for Rohr Employees

EIN 95-1607455   Plan-003

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of Investment,
Identity of Issue,	Including Maturity Date, Rate
Borrower, Lessor,	of Interest, Par or Maturity		Current
or Similar Party	Value		Value
Fidelity Growth and Income Portfolio*	477,737	shares	$17,021,774
Fidelity Magellan Fund*	56,413	shares	5,513,794
Fidelity Asset Manager Fund*	102,826	shares	1,620,539
Fidelity Short-Term Bond Portfolio*	920,538	shares	8,321,660
Fidelity Disciplined Equity Fund*	27,607	shares	627,783
Fidelity Asset Manager Growth Fund*	105,909	shares	1,512,387
Fidelity Retirement Money Market Portfolio*	6,752,067	shares	6,752,067
Fidelity Overseas Fund*	41,426	shares	1,302,007
Fidelity Asset Manager Income Fund*	41,865	shares	508,660
Fidelity Puritan Fund*	56,854	shares	1,050,092
Fidelity Contrafund*	21,933	shares	1,082,372
Fidelity Independence Fund*	90,418	shares	1,452,110
Fidelity Blue Chip Fund*	46,234	shares	1,832,263
Fidelity Equity Income II Fund*	24,247	shares	552,337
Fidelity Spartan U.S. Equity Index Fund*	30,777	shares	1,212,937
Janus Overseas Fund	77,095	shares	1,592,782
Janus Worldwide Fund	56,917	shares	2,250,501
N&B Guardian Trust Fund	6,276	shares	70,792
Founders Growth Fund	39,805	shares	391,286
EnPro Stock Fund*	15,514	units	149,931
Employer Stock Fund*	133,470	units	2,532,693

			57,350,767
Loans to participants*	Loans bear interest at 2.80% (general purpose) and 5.55% (personal residence)		2,389,701

Total			$59,740,468

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP